Exhibit 3.2
Execution Copy
GENERAL PARTNERSHIP AGREEMENT
OF
NORTHWEST PIPELINE GP
BY AND BETWEEN
WGPC HOLDINGS LLC
and
WILLIAMS PIPELINE PARTNERS HOLDINGS LLC
EFFECTIVE AS OF OCTOBER 1, 2007

TABLE OF CONTENTS

1. CONVERSION TO GENERAL PARTNERSHIP		1

1.1	Conversion	1
1.2	Conversion Filings	1

2. ORGANIZATIONAL MATTERS		1

2.1	Name	1
2.2	Principal Office	1
2.3	Registered Office and Agent	1
2.4	General Filings	1
2.5	Purposes	1
2.6	Term	2
2.7	Definitions	2
2.8	Locations of Other Definitions	7
2.9	MLP Partnership Agreement	8

3. CAPITAL AND CONTRIBUTIONS		8

3.1	Initial Percentage Interests	8
3.2	Capital Contributions	8
3.3	Remedies for Non-Payment of Required Additional Capital Contributions	9
3.4	Interest; Returns of Capital	10
3.5	Loans From Partners	10

4. PROFITS, LOSSES AND DISTRIBUTIONS		11

4.1	Allocation of Profits and Losses	11
4.2	Special Allocations	11
4.3	Curative Allocations	12
4.4	Allocation of Recapture Items	12
4.5	Other Allocation Rules	12
4.6	Income Tax Allocations	13
4.7	Non-Liquidating Distributions	14
4.8	Distributions In-Kind	14
4.9	Liquidating Distributions	15

5. MANAGEMENT OF PARTNERSHIP AND ITS ASSETS		15

5.1	Creation of Management Committee	15
5.2	Powers of the Management Committee	16
5.3	Meetings of the Management Committee	16
5.4	Quorum	17

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5.5	Voting	17
5.6	Partnership Budget	18
5.7	Partnership Expenses	19
5.8	Partnership Officers	19
5.9	Actions By Partners	19

6. OTHER ACTIVITIES; CONFLICTS OF INTEREST		20

6.1	Other Activities of Partners	20
6.2	Conflicts of Interest	21

7. FINANCIAL, ACCOUNTING AND TAX MATTERS		21

7.1	Fiscal Year	21
7.2	Capital Accounts	21
7.3	Accounting Method; Books and Records	23
7.4	Reports; Financial Statements; Audits	23
7.5	General Tax Matters	24
7.6	Tax Matters Partner	25
7.7	Banking	25
7.8	Property	26

8. TRANSFERS OF PARTNERSHIP INTERESTS		26

8.1	Restrictions on Transfer	26
8.2	Permitted Transfers	26
8.3	Right of First Offer	26
8.4	Conditions to Transfer	28
8.5	Specific Enforcement	28

9. ADDITIONAL PARTNERS		28

10. DISSOLUTION AND TERMINATION		28

10.1	Unilateral Acts Prohibited	28
10.2	Events of Dissolution	29
10.3	Winding Up, Liquidation and Distribution of Assets	29
10.4	Purchase Procedures	31

11. OPERATION OF THE PARTNERSHIP		31

11.1	Operator	31
11.2	Expenses	32

12. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTNERS		32

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13. NOTICES		33

14. INDEMNIFICATION		34

14.1	Indemnification by the Partnership	34
14.2	Indemnification by the Partners	34
14.3	Right of Partnership Indemnitee to Advances for Expenses	35
14.4	Defense of Action	35

15. MISCELLANEOUS		36

15.1	Amendments	36
15.2	Binding and Entire Agreement	36
15.3	Governing Law	36
15.4	Effect of Inconsistencies with the Act	36
15.5	Severability	36
15.6	Waivers	37
15.7	Rights and Remedies Cumulative	37
15.7	Rights and Remedies Cumulative	37
15.8	Counterparts	38
15.9	Construction	38
15.9	Construction	38
15.10	Brokers	38
15.11	Further Assurances	38
15.12	Waiver of Certain Damages	38
15.13	Certificates of Interest	38
15.14	No Third-Party Beneficiaries	39
EXHIBITS

Exhibit 3.1	Percentage Interests

Exhibit 5.6	2007 Partnership Budget

Exhibit 13	Partner Addresses

iii

GENERAL PARTNERSHIP AGREEMENT
     THIS GENERAL PARTNERSHIP AGREEMENT is entered into effective as of the Effective Date by and between WGPC Holdings LLC, a Delaware limited liability company (the “Williams Partner”), and Williams Pipeline Partners Holdings LLC, a Delaware limited liability company (the “MLP Partner”). The Williams Partner and the MLP Partner, together with any other persons who become parties to this Agreement in the manner provided herein, are hereinafter collectively referred to as the “Partners” and each, individually, as a “Partner.”
1. CONVERSION TO GENERAL PARTNERSHIP.
     1.1 Conversion. The Partners hereby convert Northwest Pipeline Corporation (the “Corporation”) to a general partnership (the “Partnership”) as of the Effective Date pursuant to the Delaware Revised Uniform Partnership Act, as the same may be amended from time to time (the “Act”), and the Delaware General Corporation Law.
     1.2 Conversion Filings. Effective as of October 1, 2007, the Partners shall have filed (a) a Certificate of Conversion to Partnership with respect to the Corporation; and (b) a Statement of Partnership Existence with respect to the Partnership.
2. ORGANIZATIONAL MATTERS.
     2.1 Name. The name of the Partnership shall be Northwest Pipeline GP.
     2.2 Principal Office. The principal office of the Partnership shall be located at 295 Chipeta Way, Salt Lake City, Utah 84108, or at such other place as may be determined by the Management Committee from time to time.
     2.3 Registered Office and Agent. The registered office of the Partnership, and the office required to be maintained by the Partnership in the State of Delaware pursuant to the Act, shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, in the County of New Castle. The registered agent for the Partnership at such address shall be The Corporation Trust Company. The Management Committee may designate a different registered office or agent for the Partnership.
     2.4 General Filings. The Partners shall file such additional instruments, and amendments thereto, as may from time to time be necessary or appropriate to carry out this Agreement and enable the Partnership to conduct its business in compliance with applicable laws.
     2.5 Purposes. The purposes of the Partnership shall be to own, operate, maintain, develop, improve, manage, finance, expand, sell, exchange, lease and otherwise use or deal with or dispose of the Pipeline System and related facilities, to engage in any and all business activities necessary or incidental thereto, and to engage in such other business activities as the Management Committee from time to time may determine; provided, however, that the Management Committee also determines that as of the date of commencement of such other business activity, such activity (a) generates “qualifying income” (as such term is defined pursuant to Section 7704 of the Code) or (b) enhances the operations of an activity of the Partnership that generates qualifying income.
     2.6 Term. The Partnership commenced as of the Effective Date and shall continue until the Partnership is dissolved in accordance with Section 10.2.
     2.7 Definitions. For all purposes of this Agreement:
          (a) “Affiliate” of any Person means (i) any other Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person, (ii) any general partner of such Person, or (iii) any Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, a Person described in clause (ii) of this sentence.
          (b) “Available Cash” means, for any Quarter (i) the sum of (A) all cash and cash equivalents of the Partnership and its subsidiaries on hand at the end of a particular Quarter, plus (B) and if the Management Committee so determines all or any part of any additional cash and cash equivalents of the Partnership and its subsidiaries on hand on the date of determination resulting from working capital borrowings made after the end of such Quarter; minus (ii) the amount of cash reserves established to (A) provide for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for future credit needs of the Partnership and its subsidiaries) after such Quarter; and (B) comply with applicable law or any debt instrument or other agreement or obligation to which the Partnership or any of its subsidiaries is a party or its assets are subject; provided, however, that disbursements made by the Partnership or any of its subsidiaries or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash for such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Management Committee so determines.
          (c) “Capital Account” means the account maintained for each Partner and adjusted pursuant to Section 7.2.
          (d) “Capital Contribution” means the cash, cash equivalents, or fair market value of property that a Partner contributes to the Partnership (as agreed by all of the Partners), net of any liabilities that the Partnership is considered to have assumed or taken subject to pursuant to Section 752 of the Code.
          (e) “CHC Project” means the Colorado Hub Connection project (as described in the Registration Statement).

          (f) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.
          (g) “Contract” means any written contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right or other instrument, document, obligation or agreement, and any oral obligation, right or agreement.
          (h) “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, or the ownership of 50% or more of the voting, equity or profits interests in such Person.
          (i) “Effective Date” means October 1, 2007.
          (j) “Event of Withdrawal” means:
               (i) in the case of a Partner that is a corporation, its dissolution or the revocation of its charter or certificate of incorporation unless reinstated within 60 days thereafter;
               (ii) in the case of a Partner that is a separate partnership, limited liability company, joint venture or similar unincorporated association, the dissolution and commencement of winding up of the Partner; or
               (iii) the filing by a Partner of any petition in bankruptcy or for reorganization, liquidation or similar relief under any statute, law or regulation governing the rights and relief of debtors; or the entry of an order for relief against a Partner pursuant to an involuntary bankruptcy petition filed against such Partner; or the adjudication of a Partner as bankrupt or insolvent; or the application by a Partner for or such Partner’s consent to or acquiescence in the appointment of a trustee, receiver or liquidator for all or any substantial part of such Partner’s assets; or the making by a Partner of an assignment for the benefit of creditors; or any substantially similar action on the part of a Partner.
          (k) “FERC” means the U.S. Federal Energy Regulatory Commission.
          (l) “Governmental Authority” means the United States of America, any state, commonwealth, territory or possession thereof and any political subdivision or quasi-governmental authority of any of the same, including courts, tribunals, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes and other instrumentalities.
          (m) “Group Members” means the Partnership and any of its Subsidiaries.

          (n) “Indebtedness” means (i) debt for money borrowed and similar monetary obligations evidenced by bonds (excluding surety and performance bonds), notes, debentures, or other similar instruments, other than trade accounts payable in the ordinary course of business, (ii) obligations with respect to letters of credit, and (iii) guaranties, endorsements, and other contingent obligations whether direct or indirect in respect of liabilities of others of any of the types described in clauses (i) and (ii) above (other than endorsements for collection or deposit in the ordinary course of business).
          (o) “Interest” means the entire ownership interest of a Partner in the Partnership at any particular time, including the rights of such Partner to Partnership capital, Profits, Losses, distributions and any other benefits to which such Partner may be entitled hereunder, and the obligations of such Partner to comply with the applicable terms and provisions of this Agreement.
          (p) “IPO Closing Date” means the date of the closing of the initial public offering of units representing limited partner interests in the MLP to which the Registration Statement relates.
          (q) “Judgment” means any judgment, writ, order, injunction, award or decree of any court, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by any Governmental Authority.
          (r) “Legal Requirements” means applicable common law and any applicable statute, ordinance, code or other law, rule, regulation, order, technical or other written standard, requirement, or procedure enacted, adopted, promulgated, applied or followed by any Governmental Authority, including Judgments.
          (s) “Lien” means any mortgage, pledge, lien, security interest, or other similar encumbrance.
          (t) “Majority Vote” means the affirmative vote of one or more Representatives representing Partners holding more than 50% of the total Percentage Interests.
          (u) “MLP” means Williams Pipeline Partners L.P.
          (v) “MLP Partner” means Williams Pipeline Partners Holdings LLC.
          (w) “MLP Partnership Agreement” means the Agreement of Limited Partnership of the MLP, as it may be amended from time to time.
          (x) “Parachute Lateral” means the assets constituting the Parachute Lateral (as described in the Registration Statement).
          (y) “Percentage Interest” means, with respect to a Partner, the percentage set forth opposite such Partner’s name on Exhibit 3.l, subject to adjustment pursuant to a transfer of an Interest by a Partner or the issuance of new Interests by the Partnership, in either case, in compliance with the terms of this Agreement.
          (z) “Person” means any individual, partnership, limited liability company, corporation, association or other unincorporated entity of any kind.
          (aa) “Pipeline System” means any natural gas pipeline system owned and operated by the Partnership, including mainline and lateral transmission pipeline, transmission compressor stations, and storage facilities.
          (bb) “Prime Rate” means the prime commercial lending rate in effect from time to time at the Partnership’s principal bank, as determined by the Management Committee.
          (cc) “Pro Rata” with respect to the Partners, or any of them, means in proportion to their respective Percentage Interests.
          (dd) “Profits” and “Losses” of the Partnership shall mean for each taxable year of the Partnership an amount equal to the Partnership’s taxable income or loss for such year as determined for federal income tax purposes in accordance with the accounting method and rules used by the Partnership and in accordance with Code Section 703(a) (for such purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), subject to the following modifications:
               (i) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) any interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are required;
               (ii) Except as otherwise provided in Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership;
               (iii) any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;
               (iv) any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account, shall be subtracted from such taxable income or loss;
               (v) with respect to Partnership property which, in conformity with Treasury Regulations, has a book value greater than or less than its adjusted tax basis, “Profits” and “Losses” of the Partnership shall be determined by reference to the depreciation and amortization deduction, if any, allowable with respect to such property as computed for book purposes (and not for tax purposes), as determined pursuant to Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations, and by the gain or loss attributable to such property as computed for book purposes (and not for tax purposes), by reference to such property’s adjusted book value; and
               (vi) notwithstanding any other provision of this Section 2.7(cc), any items which are specially allocated to the Partners pursuant to Sections 4.2, 4.3 or 4.4 hereof shall not be taken into account in computing Profits or Losses.
          (ee) “Quarter” means any fiscal quarter of the Partnership.
          (ff) “Registration Statement” means the Form S-1 (SEC File No. 333-146015) and the prospectus filed therewith, with all amendments, of the MLP.
          (gg) “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.
          (hh) “Transaction Documents” means this Agreement, the Contribution, Conveyance and Assumption Agreement, the Interest Purchase Agreement and all of the other documents, instruments and agreements contemplated hereunder or thereunder.
          (ii) “Transfer” means to sell, assign, transfer, exchange or otherwise dispose or convey.
          (jj) “Treasury Regulations” means the income tax regulations promulgated under the Code.
          (kk) “Unanimous Vote” means the affirmative vote of Representatives representing Partners holding 100% of the total Percentage Interests.

     2.8 Locations of Other Definitions. The terms set forth below shall have the meanings ascribed in the Sections indicated:

Terms	Section of Location

704(c) Property	4.6(b)
Act	1.1
Additional Agreement	12(b)
Adjusted Property	4.6(c)
Book-Tax Disparity	4.6(c)
Budget	5.6(d)
Certificates	15.15
CHC Capital Contribution	3.2(b)
Corporation	1.1
Default Rate	3.3
Defaulting Partner	3.3
Event of Dissolution	10.2
GAAP	7.3
Indemnified Losses	14.1
Indemnified Party	14.4
Indemnifying Party	14.4
Liquidating Partner	10.3(a)
Losses	2.7(dd)
Management Committee	5.1(a)
Negotiation Period	8.3(c)
Non-Defaulting Partner	3.3
Non-Selling Partners	8.3(a)
Notice of Dispute	15.8(b)
Offered Interest	8.3(a)
Operating Loans	3.5(a)
Operator	11.1
Parachute Capital Contributions	3.2(c)
Partner, Partners	Preamble
Partner Indemnitee	14.2
Partnership	1.1
Partnership Accountants	7.4(c)
Partnership Budget	5.6(a)
Partnership Indemnitee	14.1
Prior Partnership Budget	5.6(c)
Purchase Notice	8.3(b)
Reestimated Partnership Budget	5.6(d)
Remedial Method	4.6(b)
Representatives	5.1(a)
Sale Offer	8.3(a)
Selling Partner	8.3(a)
Tax Information Notice	7.5(b)

Terms	Section of Location

Third Party Action	14.4
TMP	7.6(a)
Williams Partner	Preamble
     2.9 MLP Partnership Agreement. Notwithstanding any other provision of this Agreement, to the extent any provision of this Agreement contradicts with or is in conflict with any provision of the MLP Partnership Agreement, the provisions of the MLP Partnership Agreement shall control.
3. CAPITAL AND CONTRIBUTIONS.
     3.1 Initial Percentage Interests. The Percentage Interests of the Partners as of the Effective Date shall be as set forth on Exhibit 3.1 hereto. Upon the transfer by a Partner of all or a portion of such Partner’s Interest pursuant to Article 8 or the issuance of new Interests by the Partnership in compliance with this Agreement, Exhibit 3.1 shall be updated to reflect the Percentage Interests of the Partners immediately following such transfer.
     3.2 Capital Contributions.
          (a) Subject to Section 3.2(b) and 3.2(c) below, the Management Committee may from time to time assess the Partners Pro Rata for Capital Contributions to the Partnership in such amounts as the Management Committee may determine to be reasonably necessary to fund the operations and capital requirements (whether working maintenance or expansion capital) of the Partnership and to provide for timely payment of Partnership obligations. The notice of assessment shall state the aggregate amount of Capital Contributions called for, each Partner’s Pro Rata share thereof, and the purpose for which the assessment is made. Each Partner’s share of any Capital Contribution assessed hereunder shall be due and payable within 30 days after notice of assessment is given. Except as otherwise determined by the Management Committee, all capital contributions shall be made by wire transfer of immediately available funds.
          (b) To the extent that the Management Committee determines that Capital Contributions are necessary or desirable in connection with the construction of the CHC Project (“CHC Capital Contributions”), such CHC Capital Contributions shall be assessed against and contributed only by the holder of the Interest held, as of the Effective Date, by the Williams Partner. The notice of assessment for any CHC Capital Contributions shall state the aggregate amount of such CHC Capital Contributions called for, and the purpose for which the assessment is made. The holder of such Interest shall contribute such assessed amounts to the Partnership by wire transfer of immediately available funds within 30 days after the date of the assessment notice. At the time a CHC Capital Contribution is made by the holder of such Interest, an adjustment in the amount of the CHC Capital Contribution shall be made to the initial book value (as maintained for Capital Account purposes) of the properties of the

Partnership that were initially contributed by the holder of such Interest and to the Capital Account of the holder of such Interest as a purchase price adjustment.
          (c) To the extent that the Management Committee determines that Capital Contributions are necessary or desirable in connection with the Parachute Lateral (“Parachute Capital Contributions”), such Parachute Capital Contributions shall be assessed against and contributed only by the holder of the Interest held, as of the Effective Date, by the Williams Partner. The notice of assessment for any Parachute Capital Contributions shall state the aggregate amount of such Parachute Capital Contributions called for, and the purpose for which the assessment is made. The holder of such Interest shall contribute such assessed amounts to the Partnership by wire transfer of immediately available funds within 30 days after the date of the assessment notice.
          (d) Notwithstanding Sections 3.2(a), 3.2(b) and 3.2(c) above, and Section 5.5(c) below, if there occurs (i) a material default under a material agreement of the Partnership, or (ii) a default on or failure to make payment of an obligation of the Partnership or a failure to take other action that is likely to result in the imposition of a Lien upon or a seizure or other collection actions against a material asset or assets of the Partnership, or (iii) a failure to comply with an order of a Governmental Authority having jurisdiction over the Partnership, which, in each case, would be reasonably likely to have a material adverse effect on the business, operations or financial condition of the Partnership, then any Partner may require all of the Partners to make a Capital Contribution to the Partnership by wire transfer of immediately available funds in order to cure such default, pay such obligation, comply with such order or take other action in connection therewith, by delivering written notice to the other Partners of its intent to require such Capital Contribution pursuant to this Section 3.2(d); provided, however, that the aggregate amount of such required Capital Contribution shall not exceed the minimum amount necessary to prevent such default, seizure or noncompliance of the type described in the preceding clauses (i), (ii) and (iii) of this Section 3.2(d).
          (e) Except as otherwise required by law or this Agreement, no Partner shall be obligated to make any Capital Contributions to the Partnership, unless otherwise expressly agreed in writing by such Partner. No Partner shall make any voluntary Capital Contributions to the Partnership except as expressly permitted by this Agreement.
     3.3 Remedies for Non-Payment of Required Additional Capital Contributions. Failure of any Partner to make full and timely payment to the Partnership of any Capital Contribution required under Section 3.2 shall constitute a breach of this Agreement. The unpaid amount shall bear interest at a floating rate (the “Default Rate”) equal to the greater of (i) the Prime Rate plus 5 percentage points, and (ii) the then current interest rate on the Partnership’s senior debt plus 5 percentage points, from the date due until paid by such Partner (the “Defaulting Partner”) or contributed by the other Partner (the “Non-Defaulting Partner”). Upon such a default, the Non-Defaulting Partner may, in addition to any other available remedies, pursue any of the following courses of action, or such combination thereof as may be necessary or appropriate to obtain full satisfaction of the Defaulting Partner’s obligation hereunder:
          (a) The Partnership may retain any funds which would otherwise be distributed hereunder to the Defaulting Partner, until such time as the Partnership has recovered the full amount in default, together with accrued interest thereon. The amounts retained shall be credited first to interest and then to contributions payable.
          (b) The Non-Defaulting Partner may advance all or any portion of the amount in default to the Partnership. If the Non-Defaulting Partner elects to advance to the Partnership all or a portion of the amount in default, such advance shall be treated as a loan to the Defaulting Partner, followed by a contribution of the borrowed funds to the Partnership by the Defaulting Partner curing the default in whole or in part. Such a loan shall be payable on demand and bear interest at the Default Rate. Until the Defaulting Partner’s debt to the Non-Defaulting Partner, together with interest thereon, is paid in full, any funds or property which otherwise would be distributable to the Defaulting Partner from time to time hereunder shall be paid to the Non-Defaulting Partner. Any such payments shall be deemed to be distributions to the Defaulting Partner by the Partnership followed by appropriate payments by the Defaulting Partner to the Non-Defaulting Partner. Payments shall be credited first to accrued interest.
     3.4 Interest; Returns of Capital. The Partners shall not receive interest on or with respect to their Capital Contributions or the amount of their Capital Accounts. Returns of capital shall be made only as provided herein.
     3.5 Loans From Partners.
          (a) If the Partnership does not have sufficient funds, or access to such funds pursuant to the Partnership’s credit facilities, to fulfill its contractual obligations to lenders (other than Partners) or other third parties, to pay for any of its uninsured losses, or otherwise to provide for the timely payment of its obligations in the ordinary course of its business, and the Partners are unable or unwilling to make the necessary Capital Contributions to the Partnership to provide for such obligations or losses, then any Partner, in its discretion may, but shall not be required to, loan to the Partnership amounts sufficient to provide for such losses or obligations (the “Operating Loans”). Operating Loans shall be made to the Partnership upon commercially reasonable terms at an interest rate equal to the greater of (i) the Prime Rate, plus 3 percentage points, and (ii) the then current interest rate on the Partnership’s senior debt, plus 3 percentage points. In addition to Operating Loans, the Partnership may borrow money from the Partners at such other times and upon such other terms as the Management Committee deems appropriate.
          (b) Unless otherwise determined by the Management Committee, whenever the Partnership proposes to borrow money from a Partner, including but not limited to the Operating Loans provided for in Section 3.5(a) above, (i) all Partners shall be afforded an opportunity to participate Pro Rata in lending such money, (ii) such loan shall be secured only by the assets of the Partnership and shall be non-recourse as to the Partners, and (iii) such loans shall be subordinated to the Partnership’s senior bank debt and senior notes and debentures. Payments by the Partnership to the Partners in repayment of Operating Loans or other loans by the Partners to the Partnership shall be made in proportion to the respective then outstanding balances of principal plus accrued interest owed by the Partnership to each Partner. Any then outstanding Operating Loans or other loans by the Partners to the Partnership shall be due and payable in full upon dissolution of the Partnership.
4. PROFITS, LOSSES AND DISTRIBUTIONS.
     4.1 Allocation of Profits and Losses.
          (a) Subject to the special allocations set forth in Sections 4.1(b), 4.2, 4.3, 4.4 and 4.5 below, the Profits and Losses of the Partnership shall be allocated to the Partners Pro Rata.
          (b) During any period that the Partnership or a subsidiary of the Partnership owns, leases and operates, the Parachute Lateral, all Profits and Losses attributable to the Parachute Lateral with respect to such period shall be allocated 100% to the holder of the Interest held, as of the Effective Date, by the Williams Partner.
     4.2 Special Allocations. Notwithstanding Section 4.1 of this Agreement:
          (a) If, during a taxable year of the Partnership, there is a net decrease in the Partnership’s minimum gain as defined in Treasury Regulations Section 1.704-2(d), then each Partner shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) in an amount equal to such Partner’s share of the net decrease in Partnership minimum gain. This Section 4.2(a) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith. For any taxable year that the Partnership has a net decrease in minimum gain, if the minimum gain chargeback requirement would cause a distortion in the economic arrangement of the Partners and it is not expected that the Partnership will have sufficient other income to correct that distortion, the Management Committee may seek to have the Internal Revenue Service waive the minimum gain chargeback requirement in accordance with Section 1.704-2(f)(4) of the Treasury Regulations.
          (b) If, during a taxable year of the Partnership, there is a net decrease in partner nonrecourse debt minimum gain as defined in Treasury Regulations Section 1.704-2(i)(3), then each Partner with a share of that partner nonrecourse debt minimum gain shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) in an amount equal to such Partner’s share of the net decrease in partner nonrecourse debt minimum gain. This Section 4.2(b) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

          (c) Items of Partnership loss, deduction and Code Section 705(a)(2)(B) expenditures which are attributable to any nonrecourse debt of the Partnership and are characterized as partner nonrecourse deductions under Sections 1.704-2(i)(1) or (2) of the Treasury Regulations shall be specially allocated to the Partner who bears the economic risk of loss with respect to such nonrecourse debt in accordance with Section 1.704-2(i)(1) of the Treasury Regulations.
          (d) Nonrecourse deductions (as defined in Section 1.704-2(b)(1) of the Treasury Regulations) shall be allocated to the Partners Pro Rata.
          (e) To the extent that an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations, to be taken into account in determining Capital Accounts as the result of a Distribution to a Partner in complete liquidation of its Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Partners in accordance with their interests in the Partnership in the event Section 1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations applies, or to the Partner to whom such Distribution was made in the event Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations applies.
     4.3 Curative Allocations. Any allocations made or expected to be made to the Partners pursuant to Section 4.2 hereof shall be taken into account in computing allocations of Partnership Profits and Losses pursuant to Section 4.1 and any other allocations pursuant to Section 4.2, so that after all allocations to the Partners pursuant to Sections 4.1 and 4.2 have been made, each Partner’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the special allocations required by Section 4.2 hereof had not been required, and all Partnership items were allocated pursuant to Section 4.1 hereof. The application of this Section 4.3 and the making of curative allocations pursuant hereto shall be made in any reasonable manner by the Management Committee after consultation with the Partnership’s independent accountants.
     4.4 Allocation of Recapture Items. All recapture of income tax deductions resulting from the sale or disposition of Partnership property shall be allocated to the Partner or Partners to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Partner is allocated any gain from the sale or other disposition of such property.
     4.5 Other Allocation Rules.
          (a) If any fees or other payments deducted for federal income tax purposes by the Partnership are recharacterized by a final determination of the Internal Revenue Service as nondeductible distributions to any Partner then, notwithstanding all other allocation provisions (other than allocations pursuant to Section 4.3 above), gross income shall be allocated to such Partner (for the year(s) of adjustment) in an amount equal to the fees or payments recharacterized.
          (b) Any income or deduction imputed to the Partnership for federal income tax purposes with respect to a transaction between a Partner and the Partnership shall be allocated to such Partner; provided, however, that no such allocation shall materially alter the economic agreement among the Partners (without regard to tax consequences) that would have been obtained had such income or deduction not been so imputed to the Partnership.
     4.6 Income Tax Allocations.
          (a) Subject to Sections 4.6(b) and (c) below, each item of income, gain, loss or deduction of the Partnership for federal income tax purposes shall be allocated to and shared by the Partners in the same manner as the corresponding “book” items are allocated pursuant to Section 4.1. Credits shall be allocated to and shared by the Partners Pro Rata.
          (b) In accordance with Code Section 704(c)(1)(A) and Section 1.704-1(b)(2)(iv) of the Treasury Regulations, if a Partner contributes property to the Partnership with a fair market value that differs from its adjusted basis at the time of contribution (a “704(c) Property”), then income, gain, loss and deductions with respect to such 704(c) Property shall, solely for income tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership and its fair market value at such time of contribution using the remedial method of allocations as described in Section 1.704-3(d) of the Treasury Regulations (the “Remedial Method”).
          (c) If, under Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, Partnership property that has been revalued is properly reflected in the Capital Accounts and on the books of the Partnership at a book value that differs from the adjusted tax basis of such property (a “Book-Tax Disparity”), then depreciation, depletion, amortization, and gain or loss with respect to such property (the “Adjusted Property”) shall be shared among the Partners in a manner that takes account of the variation between the adjusted tax basis of such Adjusted Property and its book value, using the Remedial Method.
          (d) The Partnership may determine to depreciate the portion of an adjustment under section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation method and useful life applied to the Partnership’s common basis of such property, despite the inconsistency of such method with Section 1.167(c)-1(a)(6) of the Treasury Regulations, or any successor provisions. If the Partnership determines that such reporting position cannot reasonably be taken, the Partnership may adopt any reasonable depreciation convention that would not have a material adverse effect on the Partners.

          (e) Allocations under this Section 4.6 are solely for purposes of federal, state and local income taxes and will not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Profits, Losses or other items or distributions under this Agreement.
     4.7 Non-Liquidating Distributions.
          (a) Subject to Sections 4.7(b) and 4.7(c) below, on or before the last day of the calendar month following the end of each Quarter, the Management Committee shall determine the amount of the Partnership’s Available Cash as of the last day of such preceding Quarter and shall distribute an amount equal to 100% of Available Cash to the Partners Pro Rata; provided, however, the Partnership shall not be required to make any distributions of Available Cash pursuant to this Section 4.7(a) until after the IPO Closing Date and may instead make cash distributions of Available Cash at any time, and in any amount it determines to be appropriate before the IPO Closing Date; and provided, further, that the amount of Available Cash required to be distributed for the Quarter in which the IPO Closing Date occurs, shall be pro rated based upon a fraction, of which the numerator is the number of days in the period that commences on the IPO Closing Date and ends on last day of such Quarter and of which the denominator is the number of days in such Quarter.
          (b) During any period that the Partnership or a subsidiary of the Partnership owns, or leases and operates, the Parachute Lateral, all Available Cash attributable to the Parachute Lateral with respect to such period shall be distributed 100% to the holder of the Interest held, as of the Effective Date, by the Williams Partner at such times as the Management Committee shall determine. At such time as the Management Committee shall determine, any subsidiary holding primarily the Parachute Lateral shall be distributed 100% to the holder of the Interest held, as of the Effective Date, by the Williams Partner.
          (c) Subject to any restrictions imposed by the Partnership’s agreements with its third party lenders, the Partnership shall make other distributions to the Partners Pro Rata, at such times and in such amounts as the Management Committee shall determine by Unanimous Vote.
          (d) All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any Partner shall be treated for all purposes of this Agreement as amounts distributed by the Partnership to such Partner and shall reduce the distribution to such Partner to be made pursuant to this Section 4.7.
     4.8 Distributions In-Kind. If any assets of the Partnership are to be distributed in-kind at any time including pursuant to Section 10.3 of this Agreement, then the gross fair market value of such assets as of the date of such distribution shall be determined in accordance with this Agreement or as otherwise agreed by the Management Committee, and the Partners’ Capital Accounts shall be adjusted in the same manner and proportions as if the assets had been sold for such fair market value and any Profit or Loss had been allocated to the Partners in accordance with this Article

4. Any in-kind distribution of assets of the Partnership, including pursuant to Section 10.3, shall be reflected in the books kept according to U.S. generally accepted accounting principals (“GAAP”) or the books kept for FERC purposes of the Partnership in accordance with GAAP or the accounting principals required by the FERC, respectively.
     4.9 Liquidating Distributions. Notwithstanding anything to the contrary in this Agreement, proceeds resulting from any Transfer of any property of the Partnership incident to the liquidation and winding up of the Partnership, as well as any other property distributed in liquidation of the Partnership, shall only be distributed to the Partners in accordance with the provisions of Section 10.3.
5. MANAGEMENT OF PARTNERSHIP AND ITS ASSETS.
     5.1 Creation of Management Committee.
          (a) A committee (the “Management Committee”) is hereby established to oversee, manage and supervise all aspects of the Partnership and its business. The Management Committee shall consist of two individuals (“Representatives”), one designated by the Williams Partner and one designated by the MLP Partner. Initially, the names, addresses and facsimile numbers of the Partners’ Representatives on the Management Committee shall be as follows:

Williams Partner:	Donald R. Chappel
One Williams Center
Tulsa, OK 74172-0172
Facsimile (918) 573-0871

MLP Partner:	Phillip D. Wright
2800 Post Oak Blvd.
Houston, TX 77056
Facsimile (713) 215-4269
Any Partner may from time to time, by notice to the other Partners, remove its Representative and designate a new Representative, or appoint an alternate Representative to serve in place of a regular Representative at any meeting. Any notice appointing a new Representative shall set forth the address of the Representative and a telephone number for facsimile transmissions to the Representative.
          (b) Each Representative shall have full authority to act on behalf of the Partner that designated such Representative and the vote or actions of a Representative at a meeting of the Management Committee (or through written consent) shall represent and bind the Partner that designated such Representative with respect to any matter. Each Representative is an agent of the Partner designating such Representative and does not owe any duty (fiduciary or otherwise) to the Partnership, any other Partner or any other Representative.

     5.2 Powers of the Management Committee.
          (a) The Management Committee shall be responsible for management of the business and affairs of the Partnership subject to the delegation of powers and duties to officers of the Partnership and other Persons as provided below. All powers of the Partnership, except those specifically reserved or granted to the Partners by statute or this Agreement, are hereby granted to and vested in the Management Committee, and the Management Committee shall have full authority, discretion and power with respect to all Partnership actions and the execution of all instruments or other documents necessary or appropriate in connection therewith. The Management Committee shall have the power to delegate authority in writing to such officers, employees, agents and representatives of the Partnership as it from time to time may deem appropriate, but subject to such exceptions and conditions as the Management Committee may determine for the purposes of limiting the scope of any such delegation of authority, and subject to revocation of such delegated authority by further action of the Management Committee at any time. Any delegation of authority to take any action must be approved in the same manner as would be required for the Management Committee to directly approve such action.
          (b) Any Partner shall have the right to receive materials made available to the Management Committee, and shall have the right to consult with the Management Committee regarding all aspects of the Partnership and its business.
          (c) Each Representative shall be an agent of and shall represent, and owe duties to, only the Partner that designated such Representative (the nature and extent of such duties being an internal affair of the partner), and, to the fullest extent permitted by law, shall not owe any duty (fiduciary or otherwise) to the Partnership, any other partner or representative or any officer or employee of the Partnership. The provisions of this Section 5.2(c) shall also inure to the benefit of each Partner’s Representative.
     5.3 Meetings of the Management Committee.
          (a) The Management Committee shall meet no less frequently than quarterly. In addition, special meetings of the Management Committee shall be held at such times as are required by this Agreement and upon the call of any Partner or Representative who gives at least 10 days prior written notice to the other Partners specifying the agenda for such meeting. Unless otherwise agreed by the Management Committee, Management Committee meetings shall be held at the Partnership’s principal office as set forth in Section 2.2.
          (b) Each Representative may bring to any Management Committee meeting any number of other individuals, including consultants, advisors, legal counsel, and technical or other experts, except that if any Representative shall request that any part or all of a Management Committee meeting be held in executive session, then only the Representatives accompanied by no more than two of their respective advisors may attend the executive session. Management Committee meetings may be conducted in whole or in part by the means of conference telephone or similar communications equipment whereby all persons participating in the meeting may hear and speak to one another.
          (c) Minutes of each meeting of the Management Committee shall be prepared and circulated to Management Committee members. Upon their adoption by the Management Committee, minutes shall be filed at the principal office of the Partnership.
          (d) Any action required or permitted to be taken at a regular or special meeting of the Management Committee may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed either by all of the Representatives or by all of the Partners.
     5.4 Quorum. Representatives of (a) one or more Partners holding a Majority Vote present in person, by conference telephone or by written proxy and entitled to vote, shall constitute a quorum for the transaction of business for purposes of considering matters that require a Majority Vote under this Agreement, and (b) all of the Partners present in person, by conference telephone or by written proxy and entitled to vote, shall constitute a quorum for the transaction of business for purposes of considering matters that require a Unanimous Vote under this Agreement.
     5.5 Voting.
          (a) Each Representative shall have a vote with respect to all Management Committee matters that is equal to the Percentage Interest of the Partner appointing such Representative.
          (b) All decisions and actions of the Management Committee with respect to the Partnership and its business shall be made and taken by Majority Vote, except as otherwise provided in Section 5.5(c) below.
          (c) Notwithstanding any other provision of this Agreement to the contrary, none of the Partnership, the Management Committee nor any Partner shall cause or commit the Partnership to take any of the following actions without a Unanimous Vote of the Management Committee:
               (i) Any bankruptcy filing or any liquidation, dissolution or winding up of the Partnership;
               (ii) The issuance, incurrence, assumption or guarantee of any Indebtedness or the pledge of or grant of any security interest in any Partnership assets;
               (iii) The commencement or resolution of any Section 4 general rate case under the NGA, or any other proceeding or controversy at the Federal Energy Regulatory Commission or an appeal of an order thereof, the outcome of which would cause (A) the Partnership’s revenues to be reduced by, or the Partnership to pay penalties, refunds or interest in excess of, $50 million or (B) the Partnership to agree to any criminal penalty;
               (iv) Any amendment to this Agreement in accordance with Section 15.1;
               (v) Any distributions to the Partners other than distributions pursuant to Section 4.7(a) or Section 4.7(b) above;
               (vi) The (A) admission of a new Partner (other than pursuant to Section 8.2) or the issuance of any Interests or other equity (or convertible) interests in the Partnership, (B) the redemption, repurchase or other acquisition of Interests in the Partnership or (C) any withdrawal by any Partner from the Partnership;
               (vii) The Transfer or lease of (A) all or substantially all of the assets of the Partnership or (B) any portion of such assets with a value in excess of US$20 million;
               (viii) Any merger or consolidation of the Partnership with another Person or any conversion or reorganization of the Partnership that would change the form of the Partnership from a general partnership to a limited liability company, corporation, limited partnership or other form of business entity;
               (ix) Acquiring, commencing or conducting any activity or business that may generate income for federal income tax purposes that may not be “qualifying income” (as such term is defined pursuant to Section 7704 of the Code);
               (x) Approval of the Partnership Budget as provided in Section 5.6;
               (xi) Approval of a Transfer of an interest pursuant to Section 8.4(b); or
               (xii) Removal of the Operator or designation of a successor Operator.
          (d) With respect to any vote, consent or approval at any meeting of the Management Committee or otherwise under this agreement, each Partner or its Representative may grant or withhold its vote, consent or approval in its sole discretion, free from any duty, fiduciary or otherwise, to the Partnership or any Partner, other than the duty to act in good faith. The provisions of this Section 5.5(d) shall apply notwithstanding the negligence, gross negligence, willful misconduct, strict liability or other fault or responsibility of a Partner or its Representative.
     5.6 Partnership Budget.
          (a) The Management Committee shall approve a Partnership budget (the “Partnership Budget”) for each fiscal year of the Partnership. The approved

Partnership Budget for the period from the Effective Date through December 31, 2007 is attached as Exhibit 5.6 to this Agreement.
          (b) Prior to the beginning of each fiscal year of the Partnership, the Management Committee shall cause a proposed Partnership Budget for the following fiscal year to be prepared and submitted to the Management Committee for approval.
          (c) If the Management Committee fails to adopt a Partnership Budget on or before December 1 of any year, then the Management Committee shall be deemed to have approved as the Partnership Budget for the next calendar year the last Partnership Budget that was approved by the Management Committee (the “Prior Partnership Budget”); provided, however, that (i) all operating expense items (other than capital expenditures) shall be increased by 5% from the Prior Partnership Budget, and (ii) the capital expenditure budget shall be set at 12/11ths of the amount actually spent in the first eleven months of the year covered by the Prior Partnership Budget; and further provided, that if a Partnership Budget subsequently is approved by the Management Committee such subsequently approved Partnership Budget shall be effective for the remainder of the applicable fiscal year.
          (d) After a final Partnership Budget have been approved by the Management Committee (or otherwise deemed approved as provided above), the Partnership shall implement the Partnership Budget and shall be authorized to make the expenditures and incur the obligations provided for therein. With the prior approval of the Management Committee, the Partnership Budget may be reestimated at any time during a fiscal year (a “Reestimated Partnership Budget”). All Reestimated Partnership Budgets also shall be subject to the approval of the Management Committee. The term “Budget” as used in this Agreement shall be deemed to include both Partnership Budgets and Reestimated Partnership Budgets.
     5.7 Partnership Expenses. Except as determined in advance by the Management Committee or as expressly provided in this Agreement or any agreement approved by the Management Committee, no Partner or member of the Management Committee shall be entitled to reimbursement of expenses or to compensation from the Partnership for services rendered to the Partnership as such.
     5.8 Partnership Officers. The Management Committee may appoint employees of any Partner or their Affiliates to serve as officers of the Partnership, and such officers may include a chief executive officer, a president, a senior vice president, one or more vice presidents, a treasurer, a secretary, one or more assistant secretaries, one or more assistant treasurers, a general counsel, a controller and an assistant general counsel. Any such officers so appointed shall serve at the pleasure of the Management Committee and shall have such duties as the Management Committee shall determine.
     5.9 Actions By Partners.
          (a) No Partner shall have any authority to act for, or to assume any obligation or responsibility on behalf of, another Partner or the Partnership, except as expressly set forth in this Agreement or approved by the Management Committee in accordance with the terms of this Agreement. Each Partner agrees to indemnify and hold each other Partner harmless from and against any claim, demand, loss, damage, liability or expense of any kind or nature whatsoever, including reasonable attorneys’ fees, incurred by or against such other Partner and arising out of or resulting from any action taken by the indemnifying Partner in violation of this Section 5.9(a).
          (b) Any Partner asserting a right to indemnification under Section 5.9(a) shall so notify the other Partner in writing. The indemnifying Partner shall have the right to defend against any claims or actions by third parties giving rise to such claim for indemnification to the fullest extent permitted by law. If the indemnifying Partner assumes such defense, such indemnifying Partner shall not settle or permit the settlement of any such third party claim or action without the prior written consent of the indemnified Partner, which consent shall not be unreasonably withheld. If the indemnifying Partner fails to assume the defense of any such claim or action, then the indemnified Partner may defend or settle such claim or action without the consent of the indemnifying Partner.
6. OTHER ACTIVITIES; CONFLICTS OF INTEREST.
     6.1 Other Activities of Partners.
          (a) Each Partner agrees that, for so long as it is a Partner of the Partnership, (i) its sole business will be to act as a general partner or managing member of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner, manager or member of one or more Group Members or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.
          (b) Notwithstanding the terms of Section 6.1(a), any Affiliate or Affiliates of a Partner (except any wholly-owned Subsidiary of a Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise to any Group Member or any Partner. None of any Group Member or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any business ventures of any Affiliates of a Partner.
          (c) Subject to the terms of Section 6.1(a) and Section 6.1(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Person (other than any Partner or a wholly owned Subsidiary of a Partner) that is an Affiliate of a Partner in accordance with the provisions of this Section 6.1 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any Partner’s or any other Person’s duties or any other obligation of any type whatsoever of a Partner or any other Person for any such Person that is an Affiliate of a Partner (other than such Partner or its wholly owned Subsidiary) to engage in such business interests and activities in preference to or to the exclusion of any Group Member, (iii) none of the Partners or any other Person shall have any obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise to present business opportunities to any Group Member and (iv) the doctrine of “corporate opportunity” or other analogous doctrine shall not apply to any Partner, any Affiliate of a Partner or any other Person.
          (d) To the extent permitted by Law, the provisions of this Section 6.1 constitute an agreement to modify or eliminate fiduciary duties pursuant to the provisions of Section 15-404(b) and (c) of Delaware Revised Uniform Partnership Act.
     6.2 Conflicts of Interest. The Partnership shall not be prohibited from or otherwise limited in employing, contracting with (including contracts for the sale, exchange, or lease of the Partnership’s property otherwise permitted under this Agreement), or otherwise dealing with, any Person, by reason of the fact that such Person is a Partner or is an Affiliate of a Partner, or is an entity in which any Partner has an economic interest, whether such relationship, affiliation, or interest is direct or indirect.
7. FINANCIAL, ACCOUNTING AND TAX MATTERS.
     7.1 Fiscal Year. The fiscal year of the Partnership shall be the calendar year, unless such fiscal year is not the required taxable year of the Partnership pursuant to the Code, in which case the fiscal year of the Partnership shall be the required taxable year.
     7.2 Capital Accounts.
          (a) A separate Capital Account shall be established and maintained for each Partner in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations. The holder of the Interest held, as of the Effective Date, by the Williams Partner shall have an additional separate Capital Account with respect to the contribution and any distribution of the Parachute Lateral and any items of income, gain, loss, deduction or credit attributable to the Parachute Lateral, which separate Capital Account may be combined with any Capital Account such Partner may have with respect to the other assets of the Partnership, if such combination is required by the Treasury Regulations. Except as otherwise provided therein:
               (i) Such Capital Accounts shall be INCREASED by (x) the amount of any Capital Contributions to the Partnership by the Partner, and (y) allocations to the Partner of Partnership Profits and any income or gain specially allocated to the Partner pursuant to Sections 4.2, 4.3, 4.4, or 4.5.

               (ii) Such Capital Accounts shall be DECREASED by (x) the amount of money distributed to the Partner by the Partnership, (y) the fair market value of any property distributed to the Partner by the Partnership, net of any encumbrances upon such distributed property that such Partner is considered to assume or take subject to under Section 752 of the Code, and (z) allocations to the Partner of Partnership Losses and any losses or items of Partnership expense and deduction specially allocated to the Partner pursuant to Sections 4.2, 4.3, 4.4 or 4.5.
          (b) If all or any part of any Partner’s Interest is Transferred in accordance with this Agreement, the Capital Account of the transferor Partner attributable to the transferred Interest shall carry over to the transferee Partner, in accordance with Section 1.704-1(b)(2)(iv)(l) of the Treasury Regulations. However, if any such Transfer causes a termination of the Partnership under Section 708(b)(1)(B) of the Code, thus causing a liquidation of the Partnership (i) the Partnership assets shall not be sold, liquidated or otherwise distributed (and no Partner shall have the right to demand a sale, liquidation or distribution by reason of such liquidation), but instead the assets of the Partnership shall be deemed to have undergone the transaction described in Section 1.708-1(b)(4) of the Treasury Regulations, and (ii) the Capital Account that carries over to the transferee will be adjusted in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations. The Capital Accounts of the Partners of the reconstituted Partnership shall be maintained in accordance with the principles of this Section 7.2.
          (c) Each item of Partnership income, gain, loss, deduction and credit attributable to a Transferred Interest, or other change in a Partner’s Interest to which Code Section 706(d) is applicable, shall, for income tax purposes, be determined on a daily, monthly or other basis, as determined by the Management Committee using any permissible method under Code Section 706 and the Treasury Regulations thereunder; provided, however, that if such Transfer is effected on or prior to the 15th day of a calendar month, then such Transfer shall be deemed to have occurred on the last day of the calendar month immediately prior to the calendar month in which such Transfer occurs, and if such Transfer is effected after the 15th day of a calendar month, such Transfer shall be deemed to have occurred on the last day of the calendar month in which such Transfer occurs. The Management Committee may revise, alter or otherwise modify such methods of determination as it may deem necessary, to the extent permitted or required by Code Section 706 and the Treasury Regulations thereunder.
          (d) If (i) a new or existing Partner contributes money or other property (other than a de minimis amount) to the Partnership as consideration for the receipt of an interest in the Partnership greater than the interest owned by such Partner prior to such contribution, or (ii) there is a distribution of money or other property (other than a de minimis amount) by the Partnership to a retiring or continuing Partner as consideration for the relinquishment of some or all of such Partner’s Interest, or (iii) upon the liquidation of the Partnership (under Section 708(b)(1)(B) of the Code or otherwise), then the value of the Partnership’s properties on its books shall be adjusted to reflect their fair market value, as of the date of the distribution, contribution or liquidation of the Partnership, as the case may be (as determined by the Management Committee taking into consideration Code Section 7701(g)), and the Capital Accounts of the Partners shall be adjusted to reflect the amount of unrealized income, gain, loss or deduction inherent in the Partnership’s properties (to the extent not previously reflected in the Partners’ Capital Accounts) which would be allocated among all the Partners under the terms of this Agreement, assuming that there were a taxable disposition of such properties immediately preceding such contribution of money or other property to the Partnership, or immediately preceding such distribution of money or other property by the Partnership, or upon the liquidation of the Partnership, as the case may be, for such property’s fair market value as of such time.
          (e) The foregoing provisions, and any other provisions of this Agreement relating to the maintenance of Capital Accounts and the allocations of income, gain, loss, deductions and credits, are intended to comply with Section 1.704-1(b) of the Treasury Regulations, and shall be interpreted and applied in a manner consistent with such regulations.
     7.3 Accounting Method; Books and Records. The Management Committee or its designee shall cause complete and correct books of account and records, reflecting all Partnership operations, to be prepared and maintained in accordance with GAAP consistently applied and a separate set of books of account and records to be prepared and maintained in accordance with the principles established by FERC. Such books and records shall be kept at the principal office of the Partnership, or at such other place as the Management Committee may determine; provided, however, that all Partners shall be given notice of any change in the location of such books and records. Any Partner and any Representative shall have the right, at the Partner’s (or the designating Partner’s) expense, to examine, audit and make copies of the Partnership’s books and records, in person or by duly authorized agent or attorney, during normal business hours.
     7.4 Reports; Financial Statements; Audits.
          (a) The Management Committee or its designee shall cause the preparation and distribution to each Partner of the following reports on the activities and financial position of the Partnership, which reports shall be prepared in accordance with GAAP:
               (i) Within 45 days after the end of each month, (A) a balance sheet as of the end of the month just ended; (B) a detailed statement of Partnership income and expense for the month just ended, and (C) a statement of Partnership cash flow for the month just ended.
               (ii) Within 45 days after the end of each of the first 3 calendar Quarters, (A) a balance sheet as of the end of such period, (B) a detailed statement of income or loss for the quarterly period just ended, (C) a statement of Partnership cash flow for the quarterly period just ended, (D) a comparison of the quarterly period income or loss with the Budget for that period, (E) a comparison of the year-to-date results for that portion of the year just ended with (1) the results of the same period during the prior year, and (2) the Budget, and (F) a statement of each Partner’s Capital Account as at the end of such Quarter.
               (iii) Within 60 days after the end of each fiscal year of the Partnership, (A) a balance sheet as of the end of such fiscal year, (B) a detailed statement of income or loss for such fiscal year, (C) a statement of Partnership cash flow for such fiscal year, (D) a comparison of actual to budgeted income or loss, (E) a comparison of the fiscal year just ended with (1) the preceding fiscal year, and (2) the Budget, and (F) a statement of each Partner’s Capital Account as at the end of such year.
          (b) Upon the request of any Partner, the Management Committee shall cause to be prepared and delivered to such Partner or its Affiliates all of such additional financial statements, notes thereto and additional financial information not prepared pursuant to Section 7.4(a) above as may be required in order for such Partner or Affiliate to comply with its reporting requirements under (i) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, (ii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and (iii) any national securities exchange or automated quotation system, in each case, on a timely basis. All of such financial statements shall be prepared in accordance with GAAP.
          (c) Unless otherwise agreed by the Management Committee, the Management Committee or its designee shall cause an audit to be made of the Partnership’s year-end financial statements by a nationally recognized independent accounting firm (the “Partnership Accountants”), and shall promptly furnish each Partner with copies of the auditor’s report and opinion thereon.
     7.5 General Tax Matters.
          (a) The Management Committee or its designee shall cause the Partnership Accountants to prepare on a timely basis all returns necessary for U.S. federal, state and local income tax purposes pursuant to the Code, and all other tax returns and reports deemed necessary and required in the jurisdictions in which the Partnership does business, or to review such returns if they are prepared by the Partnership, and to prepare or review for the Partners on a timely basis the information necessary to determine estimated tax payments. Each Partner shall provide, as promptly as feasible, such information as the Partnership Accountants may request in preparing such returns. The preparation or review of Partnership income tax returns or estimated tax information by the Partnership Accountants shall be undertaken at the Partnership’s expense. Drafts of federal and state income tax returns shall be submitted to each Partner for review at least 30 days prior to their respective due dates (or 90 days prior to their respective due dates if the Partnership has requested one or more extensions).
          (b) As soon as possible after the close of each fiscal year of the Partnership, and in any event no later than May 1 of the next fiscal year, the

Management Committee or its designee shall provide each Partner with a notice (the “Tax Information Notice”) containing such information with respect to the Partnership’s operations during the preceding fiscal year as shall be necessary for the preparation and filing of such Partner’s federal, state and local income tax returns. Each Tax Information Notice shall set forth the material tax accounting principles and elections under the Code to be used or made by the Partnership with respect to such preceding fiscal year. Unless otherwise approved by the Management Committee, after the date of the Tax Information Notice, no changes shall be made to the tax accounting principles and elections under the Code set forth therein. The Partnership shall utilize the accrual method of accounting for federal income tax purposes and shall make the election pursuant to Section 754 of the Code. The Partnership shall make any other elections required or permitted to be made under the Code in such manner as the Management Committee shall determine. For the proper administration of the Partnership, the Partnership shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; and (ii) amend the provisions of this Agreement as appropriate to reflect the promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code. The Partnership may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in the preceding sentence only if such conventions, allocations or amendments are consistent with the principles of Section 704 of the Code. No Partner shall elect to be excluded from the application of the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code. No Partner, without the consent of the other Partner, shall take any action (including accepting contributions) which would by itself result in a change in the allocation of the Partnership’s liabilities for tax purposes.
     7.6 Tax Matters Partner.
          (a) The Williams Partner shall be the Tax Matters Partner (“TMP”) as defined in Section 6231(a)(7) of the Code. The TMP and the other Partner shall use their best efforts to comply with the responsibilities outlined in Sections 6221 through 6233 of the Code (including any Treasury Regulations promulgated thereunder) and in doing so shall incur no liability to any other Partner.
          (b) Subject to the requirements of Section 5.5 above, the TMP may settle any audit, extend any statute of limitation, or file any protest, petition or pleading without the prior approval of the Management Committee or any other Partner; provided, however, that any settlement that adversely affects the rights or obligations of any Partner or otherwise places any affirmative obligations on such Partner shall be subject to the advance written approval of such affected Partner.
          (c) Any Partner may engage legal counsel, certified public accountants, or others on its own behalf at its sole cost and expense.
     7.7 Use of Cash. The available funds of the Partnership may be deposited in such checking, savings, certificate of deposit, money market or similar accounts as may be designated by the Management Committee with such signatories as the Management Committee may designate. Partnership cash may also be lent to the Williams Partner or an Affiliate of the Williams Partner as part of the The Williams Companies Inc. cash management program.
     7.8 Property. Except as otherwise determined by the Management Committee, all assets and property, whether real, personal, or mixed, tangible or intangible, including contractual rights, owned or possessed by the Partnership shall be held or possessed in the name of the Partnership or in the name of an appropriate nominee, and such assets, property, and rights shall be deemed to be owned or possessed by the Partnership as an entity. No Partner, individually, shall have any separate ownership interest in such assets, property, or rights or any right to request or require partition of the Partnership’s property. Each Partner’s Interest in the Partnership is personal property for all purposes.
8. TRANSFERS OF PARTNERSHIP INTERESTS.
     8.1 Restrictions on Transfer.
          (a) No Partner shall, directly or indirectly, Transfer, mortgage, hypothecate or pledge all or any portion of such Partner’s Interest, other than in accordance with the provisions of this Agreement or with the express prior written consent of the other Partner. Any Transfer of an Interest purported to be made in violation of this Agreement shall be void as against the Partnership and the other Partner.
          (b) Notwithstanding anything to the contrary contained in this Agreement, in the event of (i) the enactment (or imminent enactment) of any legislation, (ii) the publication of any temporary or final Treasury Regulation, (iii) any ruling by the Internal Revenue Service or (iv) any judicial decision that in any such case, in the opinion of counsel, would result in the taxation of the Partnership for federal income tax purposes as a corporation or would otherwise subject the Partnership to being taxed as an entity for federal income tax purposes, this Agreement shall be deemed to impose such restrictions on the transfer of a Partner’s Interest as may be required, in the opinion of counsel to the Partnership, to prevent the Partnership from being taxed as a corporation or otherwise being taxed as an entity for federal income tax purposes, and the Partners thereafter shall amend this Agreement as necessary or appropriate to impose such restrictions.
     8.2 Permitted Transfers . A Partner may, at any time, without obtaining the written consent of any other Partner, Transfer all or any portion of such Partner’s Interest to any Affiliate. Subject to the provisions of Section 8.4 below, such transferee shall become a substitute Partner of the Partnership, to the extent of the Interest transferred.
     8.3 Right of First Offer.
          (a) If a Partner (the “Selling Partner”) desires to Transfer all or any portion of the Selling Partner’s Interest (the “Offered Interest”) to any Person other than an Affiliate of the Selling Partner, the Selling Partner shall deliver to each of the other Partners (the “Non-Selling Partners”) a good faith offer (a “Sale Offer”) which shall include a form of acquisition agreement that specifies the form and amount of consideration to be received and the other material terms on which the Selling Partner proposes to Transfer the Offered Interest.
          (b) Any Non-Selling Partner interested in purchasing all of the Offered Interest shall so notify the Selling Partner by written notice (a “Purchase Notice”) delivered to the Selling Partner within 20 days after such Partner’s receipt of the Sale Offer.
          (c) For a period of 60 days (the “Negotiation Period”) from the date of the Selling Partner’s receipt of the last Purchase Notice, the Selling Partner and any Non-Selling Partner that timely delivered a Purchase Notice to the Selling Partner shall negotiate in good faith regarding the purchase of the Offered Interest by such Non-Selling Partner.
          (d) If the Selling Partner and such Non-Selling Partner enter into a definitive agreement within the Negotiation Period for the Transfer of the Offered Interest, then the Non-Selling Partner shall acquire the Offered Interest pursuant to the terms of such definitive agreement and the closing of such purchase and sale shall take place within 90 days after the expiration of the Negotiation Period. The Offered Interest shall be sold by the Selling Partner and acquired by the purchasing Partner free and clear of any and all Liens, claims, encumbrances or other rights of third parties. If more than one Non-Selling Partner delivers a Purchase Notice to the Selling Partner, each such Non-Selling Partner shall be entitled to acquire a pro rata portion of the Offered Interest determined by dividing such Non-Selling Partner’s Percentage Interest by the aggregate Percentage Interests of all of the Non-Selling Partners that timely delivered a Purchase Notice.
          (e) If (a) the Selling Partner and such Non-Selling Partner do not reach an agreement during the Negotiation Period regarding the Transfer of the Offered Interest to such Non-Selling Partner, (b) no Non-Selling Partner timely delivers a Purchase Notice to the Selling Partner, or (c) a definitive agreement is timely entered into but is subsequently terminated prior to closing, then the Selling Partner shall have 120 days to consummate the Transfer of the Offered Interest to a financially responsible third party; provided, however, the Selling Partner may not consummate any such Transfer to a third party unless (i) the acquisition consideration to be paid by such third party is at least equal in value to the consideration set forth in the Sale Offer and (ii) the other terms and provisions of such sale are not materially more favorable to such third party than the terms and provisions contained in the Sale Offer. If the Selling Partner is unable to consummate the Transfer of the Offered Interest to a third party within such 120 day period, then the terms of this Section 8.3 shall once again apply.

     8.4 Conditions to Transfer.
          (a) No Transfer of an Interest pursuant to Section 8.2 or 8.3 shall be effective as against the Partnership or any other Partner, and no such transferee shall become a substitute Partner, unless and until such assignee (i) executes and delivers to the Partnership and each other Partner a written consent to be bound by all of the provisions of this Agreement and to become a Partner with respect to the Interest acquired, together with such other instruments as the Management Committee shall consider necessary or appropriate to effect the transferee’s admission to the Partnership; and (ii) pays to the Partnership all reasonable expenses, including reasonable attorneys’ fees, incurred by the Partnership in connection with such admission.
          (b) Notwithstanding any other provision of this Agreement, no Transfer of an Interest may be made without the approval of the Management Committee if such Transfer would (i) cause a termination of the Partnership under Code Section 708(b)(1)(B); (ii) result in a violation of the Act; or (iii) constitute a default under the Partnership’s agreements with its third party lenders, unless such lenders have consented in writing to such Transfer (so that it will not constitute a default) or otherwise waived such default in writing in which cases no such Management Committee approval shall be required.
     8.5 Specific Enforcement. Because of the unique relationship of the Partners in the Partnership and the unique value of their interests therein, in addition to any other remedies for breach hereof, the provisions of this Agreement concerning Transfer of Interests shall be specifically enforceable.
9. ADDITIONAL PARTNERS.
     Except as otherwise expressly provided herein, additional Partners may be admitted to the Partnership only with the approval of the Management Committee by Unanimous Vote.
10. DISSOLUTION AND TERMINATION.
     10.1 Unilateral Acts Prohibited. No Partner shall have the right to, and each Partner agrees not to (a) bring any action for partition with respect to any property of the Partnership, or (b) take any action the direct or indirect result of which is an Event of Withdrawal or otherwise to dissolve, withdraw from, terminate or liquidate the Partnership, except as expressly permitted by this Agreement. If any Partner shall cause a dissolution and liquidation (for state law purposes) or a termination (under the Code) of the Partnership in breach of this Agreement (including by reason of an Event of Withdrawal or by decree of court based upon the misconduct of, or other breach of this Agreement by, such Partner) then, at the option of the non-defaulting Partner, either (i) the Partnership or the other Partner or its designee shall have an option to purchase the Interest of such defaulting Partner for a purchase price equal to 75% of the balance in such defaulting Partner’s Capital Account, in accordance with the procedures set forth in Section 10.4, or (ii) such defaulting Partner shall indemnify the other Partner in accordance with Section 14.2 below for any liability, loss, damage or expense, including without limitation adverse tax consequences, incurred by the non-defaulting Partner (or its partners) as a result of such breach.
     10.2 Events of Dissolution. The Partnership shall dissolve upon the occurrence of the earliest of the following events (each, an “Event of Dissolution”):
          (a) the sale of all or substantially all of the assets of the Partnership;
          (b) the Unanimous Vote of the Management Committee to dissolve the Partnership;
          (c) the entry of a final order by a court of competent jurisdiction decreeing a dissolution of the Partnership;
          (d) the occurrence of an event which makes it unlawful for the business of the Partnership to be carried on or for the Partners to carry it on in partnership; or
          (e) the occurrence of an Event of Withdrawal, and the election by the remaining Partner not to continue the business of the Partnership.
Notwithstanding anything to the contrary contained in this Agreement, a non-withdrawing Partner (upon or immediately prior to the effectiveness of an Event of Dissolution) may, in its discretion, instead of receiving a distribution of Partnership assets in accordance with its positive Capital Account take such actions as it deems necessary or advisable (including the admission of one or more additional Partners at or immediately prior to the time that the Partnership is dissolved or the other Partner’s Interest is purchased or liquidated), in order to avoid a termination of the Partnership as the result of such dissolution or the purchase or liquidation of any other Partner’s Interest.
     10.3 Winding Up, Liquidation and Distribution of Assets.
          (a) Liquidating Partner. Upon the occurrence of any Event of Dissolution described in Section 10.2, the Management Committee or its designee shall act as the “Liquidating Partner” and shall immediately proceed to wind up the affairs of the Partnership and liquidate it in the manner prescribed by this Section.
          (b) Winding Up and Liquidation. Except as otherwise provided herein, if the Partnership is dissolved and its affairs are to be wound-up, the Liquidating Partner shall:
               (i) sell or otherwise liquidate all of the Partnership’s capital assets as promptly as practicable (except to the extent the Liquidating Partner may determine to distribute any assets to the Partners in kind);
               (ii) allocate any Profit or Loss resulting from such sales to the Partners in accordance with this Agreement;

               (iii) discharge liabilities of the Partnership in the order of priority provided by law (including all costs relating to the dissolution, winding up, liquidation and distribution of assets);
               (iv) establish, in accordance with Section 1.704-1(b)(2)(ii)(b) of the Treasury Regulations, such reserves as may be reasonably necessary to provide for contingent liabilities or other remaining liabilities of the Partnership; and
               (v) distribute the remaining assets, subject to the provisions of Section 10.3(d) below, to the Partners in accordance with and to the extent of the positive balance of each Partner’s capital account as determined after the adjustments provided for in Section 10.3(c) below. Any such distributions to the Partners in respect of their capital accounts shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations. In all events contemplated by this section, the Parachute Lateral, to the extent that such asset may still be owned by the Partnership upon any event of winding up, liquidation, or distribution, shall be distributed to the holder of the Interest held, as of the Effective Date, by the Williams Partner.
          (c) In-Kind Distributions. If any assets of the Partnership are to be distributed in kind, the fair market value of such assets as of the date of dissolution shall be determined by the Management Committee, and the Partners’ capital accounts shall be adjusted in the same manner and proportions as if the assets had been sold for such fair market value and the net proceeds of the sale had been distributed to the Partners in accordance with Article 4.
          (d) Deficit Capital Accounts. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Partner has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other capital account adjustments for all taxable years, including the year during which such liquidation occurs), such Partner shall be obligated to make a contribution to the capital of the Partnership to restore the negative balance of such Partner’s capital account within the time set forth in Section 1.704-1(b)(2)(ii)(b)(3) of the Treasury Regulations.
          (e) Complete Return of Capital. The distribution of cash or property to the Partners in accordance with the provisions of this Section 10.3 shall constitute a complete return to the Partners of their Capital Contributions and a complete distribution to the Partners of their respective Interests in the Partnership.
          (f) Date of Termination. Upon completion of the winding up, liquidation and distribution of the assets, the Liquidating Partner shall file or cause to be filed a Certificate of Cancellation of the Partnership’s Statement of Partnership Existence, and the Partnership shall be deemed terminated.

     10.4 Purchase Procedures.
          (a) Whenever the Partnership or a Partner has an option pursuant to Section 10.1 to purchase the Interest of a Partner that withdraws from the Partnership in breach of this Agreement, such option shall be exercisable in the following manner. For a period of 45 days after the Partnership receives notice of the withdrawal, the Partnership shall have the option to purchase all or any portion of the Interest. The Partnership may exercise this option at the discretion of the non-withdrawing Partner by written notice to the withdrawn Partner within such 45-day period. If the Partnership does not exercise its right to purchase the entire Interest, then the non-withdrawing Partner shall have the option to purchase all, but not less than all, of the Interest not purchased by the Partnership. The non-withdrawing Partner may exercise this option by written notice to the Partnership and the withdrawn Partner within 45 days after the expiration of the Partnership’s option period. No sale of a withdrawn Partner’s Interest shall be required hereunder unless the Partnership or the non-withdrawing Partner collectively elect within their respective option periods to purchase the entire Interest.
          (b) The closing of any purchase and sale of an Interest pursuant to this Section 10.4 shall take place within 90 days after the date the Partnership or the non-withdrawing Partner, as the case may be, elect to exercise their option to purchase the entire Interest of the withdrawing Partner. Upon any election to purchase a withdrawing Partner’s Interest hereunder, the total purchase price of the Interest shall be payable at closing in cash or immediately available funds. The purchased Interest shall be sold by the withdrawing Partner and acquired by the purchasers free and clear of any and all Liens, claims, encumbrances or other rights of third parties.
11. OPERATION OF THE PARTNERSHIP.
     11.1 Operator.
          (a) Subject to this Article 11, the Williams Partner is hereby appointed as the operator of the Partnership (the “Operator”), and Williams Partner accepts such appointment and agrees to act in such capacity. The Operator shall be responsible for the day-to-day operation, maintenance and repair of the assets of the Partnership and the managerial and administrative duties relating thereto. The Operator, in its sole discretion, may subcontract with another Person, including an Affiliate, to perform the activities required to comply with its responsibilities as Operator hereunder; provided, any such subcontract shall not relieve the Operator of such responsibilities.
          (b) In performing the services described in Section 11.1(a), the Operator shall perform same, or cause same to be performed, in a good faith manner, with such degree of care, diligence and skill as a reasonably prudent operator would exercise in comparable circumstances and involving assets similar to the assets of the Partnership, and in compliance with applicable laws, regulations, contracts, leases, orders and other agreements to which the Partnership is a Party or by which the Partnership or its assets are bound.

          (c) Notwithstanding any other term or condition of this Article 11 or any other provision of this Agreement, the Person serving as the Operator (including any successor Operator) may be removed as Operator at any time upon the requisite approval of the Management Committee, such removal to be effective at such time as the Management Committee may specify. In addition, the Person serving as the Operator may resign as Operator at any time, such resignation to be effective 90 days after the receipt by the Management Committee of written notice from the Operator of such resignation or at such other time as may be mutually agreed by the Operator and Management Committee. Upon the determination by the Management Committee to remove a Person serving as Operator or the receipt of notice of termination from an Operator, the Management Committee shall designate a Person to serve as successor Operator, such succession to be effective concurrently with the effective time of the removal or resignation of the prior Operator of, if later, at the time such Person is designated as successor Operator. If a Person serving as Operator is removed or resigns and as of the effective time of such removal or resignation a Person has not been identified to serve as the successor Operator commencing as of such effective time, the Person(s) designated by the Management Committee shall serve as interim Operator until a successor Operator is identified and commences to serve as Operator.
     11.2 Expenses. The Operator shall be reimbursed on a monthly basis, or such other basis as the Operator may determine, for (a) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including , but not limited to, severance salary, bonus, incentive compensation, employee benefits, and other amounts paid or payable to any Person including Affiliates of the Operator to perform services for the Partnership or for the Operator in the discharge of its duties in such capacity), and (b) all other expenses allocable to the Partnership or otherwise incurred by the Operator in connection with operating the Partnership’s business (including the Partnership’s allocable share of general and administrative costs and expenses borne by the Operator and its Affiliates, as well as the Partnership’s liabilities attributable to the Corporation, including employee benefit and other liabilitieis of the Corporation, to any retiree, former employee or other Person). The Operator shall maintain or cause to be maintained accurate records of such costs and expenses, and upon written request the Operator shall permit a Partner or a Representative to inspect, or shall provide such requesting Partner or such requesting Representative with a copies of, such records. The Operator shall determine the expenses that are allocable to the Partnership. Reimbursements pursuant to this Section 11.2 shall be in addition to any reimbursement to the Operator as a result of indemnification pursuant to Section 14.1. The Operator shall make such determination in good faith.
12. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTNERS.
     As of the Effective Date of this Agreement and until the dissolution of this Partnership, each Partner hereby represents and warrants to the other Partners as follows:

          (a) Organization and Qualification. It is a partnership, limited liability company or corporation, as applicable, duly organized, validly existing, and in good standing under the laws of the state of its formation or incorporation, and it has all requisite power and authority to own its Interest and conduct its activities as such activities are currently conducted. It is duly qualified to do business as a foreign partnership, limited liability company or corporation, as applicable, and is in good standing in all jurisdictions in which the ownership of its Interest or the nature of its activities makes such qualification necessary.
          (b) Authority. It has all requisite partnership, limited liability company or corporate, as applicable, power and authority to execute, deliver, and perform this Agreement, the Transaction Documents to which it is a party and any other agreement with the Partnership to which it is or may hereafter become a party or be bound (an “Additional Agreement”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement, the Transaction Documents to which it is a party and the Additional Agreements, and the consummation of the transactions contemplated hereby and thereby on its part have been duly and validly authorized by all necessary partnership, limited liability company or corporate action. This Agreement, the Transaction Documents to which it is a party and the Additional Agreements have been duly and validly executed and delivered by it, and are its valid and binding obligation, enforceable against it in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or the availability of equitable remedies.
          (c) No Conflict. The execution, delivery and performance by the Partner of this Agreement, the Transaction Documents to which it is a party and the Additional Agreements do not and will not conflict with, result in a breach of or constitute a default under any contract (including, without limitation, any loan or lender agreement) to which the Partner or its Affiliates is a party or by which the Party, its Affiliates or assets are bound.
13. NOTICES.
     All notices, elections, demands or other communications required or permitted to be made or given pursuant to this Agreement shall be in writing and shall be deemed given or made if delivered by messenger or overnight courier, or mailed, certified first class mail, postage prepaid, return receipt requested, and addressed or sent to the Partners at their respective addresses as set forth on Exhibit 13. Such notice shall be effective, (i) if delivered by messenger or by overnight courier, upon actual receipt, or (ii) if mailed, upon the earlier of 3 days after deposit in the mail and the date of delivery as shown by the return receipt therefor. Any Partner may change its address by giving notice in writing to the Partnership and the other Partner of its new address. Any notice to a Partner shall also be sent to its Representative.

14. INDEMNIFICATION.
     14.1 Indemnification by the Partnership. The Partnership shall indemnify and hold harmless each Partner (including, if applicable, in its capacity as Operator), the Representatives and alternate Representatives of each Partner and the officers and other agents of the Partnership (each individually, a “Partnership Indemnitee”) from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including reasonable attorneys’ fees and disbursements), judgments, fines, settlements, and other amounts (collectively, “Indemnified Losses”) actually and reasonably incurred by such Partnership Indemnitee and arising from any threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative or other, including any appeals, to which a Partnership Indemnitee was or is a party or is threatened to be made a party, arising out of or incidental to the business of the Partnership or such Partnership Indemnitee’s status as a Partner, Representative or alternate Representative of a Partner or an officer or other agent of the Partnership; provided, however, that the Partnership shall not indemnify and hold harmless any Partnership Indemnitee for any Indemnified Losses which are due to actual fraud or willful misconduct of such Partnership Indemnitee. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that indemnification is not available under this Section 14.1. The obligation of the Partnership to indemnify any Partnership Indemnitee shall be satisfied out of Partnership assets only, and if the assets of the Partnership are insufficient to satisfy its obligation to indemnify any Partnership Indemnitee, such Partnership Indemnitee shall not be entitled to contribution from any Partner. The indemnification provided by this Section 14.1 shall inure solely to the benefit of the Partnership Indemnitee and his heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.
     14.2 Indemnification by the Partners. Each Partner shall indemnify and hold harmless the Partnership, the other Partners (including, if applicable, in their capacity as Operator) and their respective Representatives and alternate Representatives and the officers and other agents of the Partnership (each individually, a “Partner Indemnitee”) for any and all Indemnified Losses actually and reasonably incurred by such Partner Indemnitee solely as a result of the actual fraud or willful misconduct of such Partner, its Representatives and alternate Representatives or any officer or other agent of the Partnership employed by such Partner or its Affiliates. Notwithstanding any other provision of this Agreement, no Partner and no Representative or alternate Representative of a Partner and no officer or other agent of the Partnership shall be liable to any other Partner or the Partnership with respect to any act performed or neglected to be performed in a manner which such Person reasonably believed to be necessary or appropriate in connection with the ordinary and proper conduct of the Partnership’s business or the preservation of its business and property, and consistent with the provisions of this Agreement. Notwithstanding anything herein to the contrary, the holder of the Interest held, as of the Effective Time, by the Williams Partner shall indemnify and hold harmless the Partnership from, or with respect to, any Indemnified Losses with respect to the Parachute Lateral.
     14.3 Right of Partnership Indemnitee to Advances for Expenses. Reasonable expenses incurred by a Partnership Indemnitee in defending any claim, demand, action, suit or proceeding for which indemnification is provided pursuant to Section 14.1 shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of such Partnership Indemnitee to repay such amounts if it is ultimately determined that such Partnership Indemnitee is not entitled to be indemnified as authorized in Section 14.1.
     14.4 Defense of Action. Promptly after receipt by a Partnership Indemnitee or a Partner Indemnitee (either, an “Indemnified Party”) of notice of any pending or threatened claim, demand, action, suit, proceeding or investigation made or instituted by a Person other than another Indemnified Party (a “Third Party Action”), such Indemnified Party shall, if a claim in respect thereof is to be made by such Indemnified Party against a Person providing indemnification pursuant to Sections 14.1 or 14.2 (“Indemnifying Party”), give notice thereof to the Indemnifying Party. The Indemnifying Party, at its own expense, may elect to assume the defense of any such Third Party Action through its own counsel on behalf of the Indemnified Party (with full right of subrogation to the Indemnified Party’s rights and defenses). The Indemnified Party may employ separate counsel in any such Third Party Action and participate in the defense thereof; but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless the Indemnified Party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to assume the defense of such Third Party Action on behalf of the Indemnified Party); provided, however, that the Indemnifying Party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for the Indemnified Parties, and such fees shall be designated in writing by the Indemnified Parties. All fees and expenses for any such separate counsel shall be paid periodically as incurred. The Indemnifying Party shall not be liable for any settlement of any such Third Party Action effected without its consent unless the Indemnifying Party shall elect in writing not to assume the defense thereof or fails to prosecute diligently such defense and fails after written notice from the Indemnified Party to promptly remedy the same, in which case, the Indemnified Party without waiving any rights to indemnification hereunder may defend such Third Party Action and enter into any good faith settlement thereof without the prior written consent from the Indemnifying Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any such Third Party Action unless such settlement includes an unconditional release of the Indemnified Party from all Indemnified Losses that are the subject of such Third Party Action. The Partners shall cooperate in any defense or settlement of any such Third

Party Action and give each other reasonable access to all information relevant thereto. The Partners will similarly cooperate in the prosecution of any claim or lawsuit against any third party. If, after the Indemnifying Party elects to assume the defense of a Third Party Action, it is determined pursuant to the Dispute Resolution procedures described in Section 15.8 that the Indemnified Party is not entitled to indemnification with respect thereto, the Indemnifying Party shall discontinue the defense thereof, and if any fees or expenses for separate counsel to represent the Indemnified Party were paid by the Indemnifying Party, the Indemnified Party shall promptly reimburse the Indemnifying Party for the full amount thereof.
15. MISCELLANEOUS.
     15.1 Amendments. This Agreement may be amended only in writing by the Management Committee by Unanimous Vote.
     15.2 Binding and Entire Agreement. Subject to the restrictions on Transfers set forth herein, this Agreement shall inure to the benefit of, and be binding upon, the undersigned Partners and their respective legal representatives, successors and assigns. This Agreement, the other documents and agreements expressly contemplated herein and the Exhibits attached hereto constitute the entire agreement of the Partners with respect to the subject matter hereof, and supersede all prior agreements or negotiations, whether written or oral.
     15.3 Governing Law. This Agreement shall be interpreted and enforced in accordance with the internal laws of the State of Delaware without reference to the conflicts of laws principles thereof.
     15.4 Effect of Inconsistencies with the Act. It is the express intention of the Partners and the Partnership that this Agreement shall be the sole source of agreement among them, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The duties and obligations imposed on the Partners as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Partnership and the Partners, notwithstanding any provision of the Act or common law to the contrary.
     15.5 Severability. If any provision of this Agreement, or the application thereof to any person, shall be invalid or unenforceable to any extent, the remainder of this Agreement, and the application thereof to other persons or circumstances, shall not be impaired, and shall be enforced to the fullest extent permitted by law.

     15.6 Waivers. The failure of any Partner or the Partnership to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.
     15.7 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Partner or the Partnership shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.
     15.8 Dispute Resolution.
          (a) Scope. Any dispute arising out of or relating to this Agreement shall be resolved in accordance with the procedures specified in this Section 15.8, which shall be the sole and exclusive procedures for the resolution of any such disputes.
          (b) Senior Party Negotiation. The Partners shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between management representatives who have authority to settle the controversy and who are at least one level above the individuals with direct responsibility for administration of this Agreement and who have been unsuccessfully involved with the dispute up to this point. Any Partner may give the other Partner written notice of any dispute not resolved in the normal course of business (“Notice of Dispute”). Within 20 days after delivery of the Notice of Dispute, the receiving Partner shall submit to the other a written response. The notice and the response shall include (a) a statement of each Partner’s position and a summary of arguments supporting that position, and (b) the name and title of the officer or executive officer who will represent that Partner and of any other individual who will accompany such officer or executive officer. Within 20 days after delivery of the disputing Partner’s Notice of Dispute, the representatives of both Partner shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All negotiations pursuant to this Section 15.8(b) are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.
          (c) Litigation. If the dispute has not been resolved by non-binding means as provided in Section 15.8(b) within 20 days of the initial meeting of the Partners’ representatives, either Partner may initiate litigation; provided, however, that if one Partner has requested the other to participate in a non-binding procedure and the other has failed to participate, the requesting Partner may initiate litigation before expiration of the above period.
          (d) Sole Procedures. The procedures specified in this Section 15.8 shall be the sole and exclusive procedures for the resolution of disputes between the parties arising out of or relating to this Agreement. Each party is required to continue to perform its obligations under this Agreement pending final resolution of any dispute arising out of or relating to this Agreement, unless to do so would be impossible or impracticable under the circumstances.
     15.9 Counterparts. This Agreement may be executed in one instrument, signed by all parties, or in counterparts, in which case all such counterparts shall constitute one and the same instrument.
     15.10 Section Headings. The section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the interpretation of any provision hereof.
     15.11 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. An accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP. The word “including” means “including without limitation” and “or” means “and/or”, unless (in either case) the context clearly requires otherwise.
     15.12 Brokers. Each Partner represents and warrants to the others that there are no claims for commissions or finder’s or similar fees as of the date hereof in connection with the transactions covered by this Agreement insofar as such claims shall be based on arrangements or agreements made by or on such Partner’s behalf, and each Partner hereby agrees to indemnify and hold harmless the Partnership and the other Partners from and against all liabilities, costs, damages and expenses from any such claims.
     15.13 Further Assurances. The Partners shall provide to each other such information with respect to the transactions contemplated hereby as may be reasonably requested and shall execute and deliver to each other such further documents and take such further action as may be reasonably requested by any Partner to document, complete or give full effect to the terms and provisions of this Agreement and the transactions contemplated herein.
     15.14 Waiver of Certain Damages. Each of the Partners (individually, and on behalf of the Partnership) hereby waives any right to recover any damages, including consequential or punitive damages, in excess of actual damages from any other Partner or from the Partnership in connection with a default under this Agreement.
     15.15 Certificates of Interest. The Interests of the Partners in the Partnership may be represented by Certificates (“Certificates”), which certify the Percentage Interest held by such Partner. Subject to the laws of Delaware and the terms of this Agreement, the Interests in the Partnership shall be transferable only upon the books of the Partnership by the holders thereof, upon surrender and cancellation of Certificates for such Interest transferred, with a duly executed assignment and power of transfer endorsed thereon or attached thereto, and with such proof of the authenticity of the signature to such assignment and power of transfer as the Partnership or its agents reasonably may require. All transfers and assignments shall be subject to the provisions of Article 8 above and to all other provisions of this Agreement. The Partnership may issue a new or replacement Certificate in place of any Certificate previously issued by it and satisfactorily alleged to have been lost, stolen or destroyed.
     15.16 No Third-Party Beneficiaries. Except as otherwise expressly provided herein, the Partners intend and agree that no Person shall be a third party beneficiary of this Agreement. Any agreement to make any contribution or to otherwise pay any amount and any assumption of liability, express or implied, contained in this Agreement, shall be only for the benefit of the Partners and their respective permitted successors and assigns, and such agreements and assumptions shall not inure to the benefit of the obligees under any Partnership Indebtedness or to any other Person.

     EXECUTED effective as of the Effective Date.

WILLIAMS PARTNER :	WGPC HOLDINGS LLC
	By:	/s/ Phillip D. Wright
Phillip D. Wright, Manager

Date: October 1, 2007

MLP PARTNER:	WILLIAMS PIPELINE PARTNERS HOLDINGS LLC
	By:	/s/ Phillip D. Wright
Phillip D. Wright, Manager

Date: October 1, 2007

EXHIBIT 3.1
Percentage Interests
as of October 2, 2007

Partner	Percentage Interest

Williams Partner	87.9%
MLP Partner	12.1%

EXHIBIT 5.6
2007 Partnership Budget
[To Be Added]

EXHIBIT 13
Partner Addresses
WGPC Holdings LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172
Williams Pipeline Partners Holdings LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172